

February 6, 2018

John A. Kritzmacher
Chief Financial Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030

> **Re:** **John Wiley & Sons, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2017**
> **Filed June 29, 2017**
> **Form 8-K furnished December 6, 2017**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2017**
> **Filed December 8, 2017**
> **File No. 001-11507**

Dear Mr. Kritzmacher:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure